Mail Stop 4561

October 26, 2006

By U.S. Mail and Facsimile to (949) 706-1475

Ryan Neely
President, Chief Financial Officer, Secretary, and Director
Format, Inc.
27126 Paseo Espada
Suite 705
San Juan Capistrano, California 92675

Re: Format, Inc.
          Amendment No. 1 to Registration Statement on Form 10-SB
          Filed October 12, 2006
          File No. 0-52213

Dear Mr. Neely:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

1.   Please revise to quantify the number of customers on which the company relies for the majority of its revenues.

Liquidity and Capital Resources, page 13

2.   We note your response to comment 31 of our letter dated September 26, 2006. Please revise to disclose the how providing funding to related companies has impacted your liquidity and capital resources during the periods presented. In addition, revise to describe the impact on the timing and amount of cash received by obtaining marketable securities contributed by your president as opposed to collecting on the related accounts receivables during the periods presented.

Our Plan of Operation for the Next Twelve Months, page 13

3.   Please revise to disclose whether you intend to attempt collection on your related party loans receivable to help improve your liquidity position during the next twelve months.

Recent Sales of Unregistered Securities, page 19

4.   We note your response to our prior comment no. 22. Please supplementally provide the staff with a reconciliation of your paid-in-capital account, including the date of changes to that account from the date of first capitalization. In this regard, list each transaction affecting the paid-in-capital account and an explanation so that it agrees to the current balance in that account.

Financial Statements for the period ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm, page F-17

5.   In light of the restatement of your 2004 Statements of Cash Flows, please include either an updated opinion from Hall and Company reflecting Hall and Company's audit of the adjustments or an updated opinion from Michael Pollack CPA that refers to its audit of the prior period adjustments. Please note that any audit work conducted after the initial filing of your Form 10-SB must be done by a firm that is registered with the PCAOB. For further discussion of successor and predecessor auditor considerations refer to the PCAOB June 9, 2006 Question and Answer on Adjustments to Prior Period Financial Statements Audited by Predecessor Auditor. In addition, for a description of general guidelines regarding inclusion of auditor reports in documents filed with the SEC refer to the chart contained on page 8 in the June 15, 2004 SEC Regulations Committee minutes available at http://cpcaf.aicpa.org/NR/rdonlyres/EA72D25D-4C98-46F3-A2A5-E39D8FF7D8FB/0/2004_0615_highlights.pdf.

Statements of Cash Flows, page F-20

6.   We note that in response to comment 25 of our letter dated September 26, 2006 you restated your Statement of Cash Flows for 2004 to classify the proceeds from sales of marketable securities as an operating activity. Please include a financial statement footnote disclosing that the financial statement has been restated and describing this correction of an error. Refer to paragraph 37 of APB 20.

Note 2 – Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-24

7.   We note your revised disclosure in response to comment 23 of our letter dated September 26, 2006 that the shares were issued to your president rather than the company because the shares were part of an S-8 issuance by these customers. Please tell us if you are referring to SEC Form S-8. In addition, please revise to disclose whether your president was an employee or consultant for each company for which shares were issued on or prior to the date of the issuance.

8.   Please revise to clarify whether you have any relationship, aside from providing your typical services, with the companies for which shares were issued as payment against outstanding receivables.

9.   Please tell us the following regarding each instance for which shares were issued to your president as payment against receivables during the periods presented:

   - the gross amount of the receivable outstanding at the time of the stock issuance;
   - the amount of any allowance for doubtful accounts related to the receivables;
   - the date on which the shares were issued to your president;
   - the number of shares issued to your president as payment against their outstanding receivables with Format;
   - the stock price on the date of issuance to your president;
   - the date on which you sold the shares in an open market transaction; and
   - the stock price on the date of the sale.

10.   We note your response to comment 24 of our letter dated September 26, 2006. Please provide us with the actual journal entries, including the amounts, used to record these transactions.

11.   In your first journal entry provided to record the issuance of shares to your president from customer, please tell us why you recorded a journal entry since the transactions does not directly involve Format. Tell us why you did not write-off the receivable and separately record the capital contribution of marketable securities by your president.

12.   Please revise to disclose the reasons why you recorded the difference between the fair value of shares received and the accounts receivable as wages expense rather than a loss on settlement of accounts receivable.

13.   We note your revised disclosure in response to comment 28 of our letter dated September 26, 2006.   The increase or decrease in reserve for bad debt disclosed on your rollforward of your allowance for doubtful accounts does not reconcile with the amounts of bad debt expense presented on your Statements of Operations. Please revise to separately disclose in your rollforward the bad debt expense recorded during each period, the gross amount of accounts receivable written-off, and the gross amount of recoveries, if any, of previously written-off accounts for each period presented.

Note 4 – Loans Receivable, page F-30

14.   We note your revised disclosure in response to comments 31 and 32 of our letter dated September 26, 2006. Please revise to disclose the nature of your relationship with the related parties for which you had loans receivables during the periods presented. Refer to paragraph 2 of SFAS 57.

15.   We note your revised disclosure in response to comment 33 of our letter dated September 26, 2006. Please tell us the following with respect to your loans receivable, related party advances, and notes payable to a bank that have no stated interest rate:

- how you determined 4% to be the appropriate interest rate for each transaction. Please clearly describe your consideration of paragraphs 13 – 14 of APB No. 21 and the available objective evidence to substantiate this interest rate;
- quantify the amount of interest income or expense related to each receivable and payable that you would have recorded if you had appropriately imputed the interest for 2004, 2005, and the six-months ended June 30, 2006; and
- provide us with your comprehensive materiality analysis describing how you determined the amounts that you would have been required to record in your financial statements as a result of the appropriate application of APB No. 21 would not have been material to your financial statements.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Joyce Sweeney, Senior Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney

cc: Michael J. Muellerleile, Esq.
        M2 Law Professional Corporation
        500 Newport Center Drive
        Suite 800
        Newport Beach, CA 92660